Exhibit (a)(5)(iii)

eBay Inc. Completes Tender Offer for All Outstanding

Common Shares and American Depositary Shares of Gmarket Inc.

San Jose, Calif., June 15, 2009 – eBay Inc. (Nasdaq: EBAY) announced today that it has successfully completed its previously announced tender offer for all outstanding common shares and American Depositary Shares (ADSs) of Gmarket Inc. (Nasdaq: GMKT). The tender offer was commenced by eBay KTA (UK) Ltd., a wholly owned subsidiary of eBay, on May 4, 2009, and expired at 12:00 midnight, New York City time, on Friday, June 12, 2009 (which was 1:00 p.m., Seoul time, on Saturday, June 13, 2009).

Based on information provided by Citibank, N.A., the ADS Depositary for the tender offer, and Goodmorning Shinhan Securities Co., Ltd., the Common Share Depositary for the tender offer, a total of 50,496,693 common shares and ADSs, representing approximately 99.2% of the currently outstanding common shares and ADSs, were validly tendered and not withdrawn (including 557,006 common shares and ADSs tendered by guaranteed delivery procedures) in exchange for a purchase price of U.S. $24.00 per common share and per ADS, net to the seller in cash, without interest and less any required withholding taxes. All common shares and ADSs that were validly tendered and not withdrawn have been accepted for payment in accordance with the terms of the tender offer.

eBay Inc. also announced that it will provide a subsequent offering period of 25 business days for all common shares and ADSs that were not tendered in the initial offering period. The subsequent offering period will expire at 5:00 p.m., New York City time, on Monday, July 20, 2009 (which is 6:00 a.m., Seoul time, on Tuesday, July 21, 2009), unless extended. During the subsequent offering period, holders of common shares and ADSs that were not previously tendered in the offer may tender their common shares and ADSs in exchange for the same purchase price of U.S. $24.00 per common share and per ADS, net to the seller in cash, without interest and less any required withholding taxes, that will be paid for common shares and ADSs tendered in the initial offering period. Any common shares and ADSs that are validly tendered during the subsequent offering period will be immediately accepted for payment. Common shares and ADSs tendered during the subsequent offering period cannot be tendered by guaranteed delivery and may not be withdrawn.

About Gmarket

Gmarket Inc. is a leading retail ecommerce marketplace in Korea, offering buyers a wide selection of products at competitive prices and sellers a comprehensive and flexible sales solution. Gmarket’s ecommerce marketplace is highly scalable and facilitates the sale of products in small or large quantities to a large number of potential buyers in a convenient, cost effective and secure manner. Gmarket was founded in April 2000 and listed on Nasdaq in June 2006. Gmarket’s e-commerce marketplace is located primarily at http://www.gmarket.co.kr.

About IAC

Founded in 1998 as an online auctioneer, Internet Auction Co. (IAC) has become one of Korea’s leading online marketplaces with more than 21 million registered users. Acquired by eBay in 2001, IAC has played a key role in improving Korea’s retail e-commerce market through greater selection for buyers and diverse sales solutions for sellers. IAC offers a wide range of products such as computers, electronics and sporting goods to a dynamic online community of over 2 million daily unique visitors. IAC’s online marketplace is located at http://www.auction.co.kr.

About eBay Inc.

Founded in 1995, eBay Inc. connects hundreds of millions of people around the world every day, empowering them to explore new opportunities and innovate together. eBay Inc. does this by providing the Internet platforms of choice for global commerce, payments and communications. Since its inception, eBay Inc. has expanded to include some of the strongest brands in the world, including eBay, PayPal, Skype, Shopping.com, and others. eBay Inc. is headquartered in San Jose, California.

Forward-Looking Statements

This announcement contains forward-looking statements, including statements regarding eBay, IAC and Gmarket, that involve risks and uncertainties, and actual results could differ materially from those discussed. Factors that could cause or contribute to such differences include, but are not limited to, the risks and uncertainties described in the tender offer documents filed by eBay Inc. and eBay KTA (UK) Ltd. with the Securities and Exchange Commission (“SEC”).

More information about factors that could affect eBay’s operating results can be found in the company’s most recent annual report on its Form 10-K and its subsequent quarterly reports on Form 10-Q (available at http://investor.ebay.com or at the SEC’s website at http://www.sec.gov). All forward-looking statements are based on information available to eBay on the date hereof, and eBay assumes no obligation to update such statements.

MEDIA CONTACT:

John Pluhowski

eBay Inc.

Media hotline: 408-376-7458

INVESTOR CONTACT:

Vandana Hariharan

eBay Inc.

408-376-5877

Additional Information and Where to Find It

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares or American Depositary Shares of Gmarket Inc. The tender offer was made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, the related Letters of Transmittal and other tender offer materials) filed by eBay Inc. and eBay KTA (UK) Ltd. with the SEC on May 4, 2009 and amended on May 5, 2009 and June 2, 2009. In addition, Gmarket Inc. filed on May 4, 2009 a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Offer to Purchase and Supplement No. 1 thereto, the related Letters of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares or American Depositary Shares of Gmarket Inc. at no expense to them at the SEC’s web site at http://www.sec.gov.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Gmarket and eBay file annual and special reports and other information with the SEC. You may read and copy any reports or other information filed by eBay or Gmarket at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. eBay’s and Gmarket’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.